FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. 650-555 West 12th Avenue Vancouver, B.C. V5Z 3X7

Item 2:	Date of Material Change:

March 25, 2014

Item 3:	News Release:

News release dated & issued on March 25, 2014 was disseminated through Market News.

Item 4:	Summary of Material Change:

The Company announced that it has closed its private placement of 10,000,000 flow-through and non flow-through units at $0.05 per Unit. Each non flow‐through unit (“NFT Unit”) will consist of one common share at a price of $0.05 per NFT Unit and one‐half of one non‐transferable share purchase warrant (“Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share of the Company for a period of 36 months from the closing date at a price of $0.10 per share during the first year, $0.20 per share during the second year and $0.30 per share during the third year.

Each flow‐through unit (“FT Unit”) will consist of one common share at a price of $0.05 per FT Unit and one‐half of one non flow‐through, non-transferable share purchase warrant (“Warrant”). Each Warrant will entitle the holder thereof to purchase one additional non flow‐through common share of the Company for a period of 36 months from the closing date at a price of $0.10 per share during the first year, $0.20 per share during the second year and $0.30 per share during the third year.

The proceeds from the private placement received from the sale of the FT units will be used for the further development and exploration of the River Valley PGM Project and exploration of two large adjacent properties for Canada’s next PGM district, located in the Sudbury region of Ontario. The proceeds from the sale of NFT Units will be used to search for a strategic joint venture partner to share our vision and commitment in exploration and development of River Valley, for the evaluation of additional platinum group metals projects in North America, and working capital.

All subscribers who have participated in the private placement have entered into a voluntary pooling agreement with the Company.

All of the securities to be issued by the Company in connection with this Closing of the private placement are subject to a hold period which expires July 26, 2014, four months and one day after the closing date. Finders fees in the amount $5,250.00 will be paid in connection with the private placement and are subject to regulatory approval. Completion of the Offering and any finder’s fees payable is subject to regulatory approvals.

Item 5:	Full Description of Material Change:

Please see the full news release dated March 25,2014, which is available at www.sedar.com.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

Tina Whyte, Corporate Secretary Telephone: 604-648-1420 Facsimile: 604-604-685-8045

Item 9:	Date of Report

March 25, 2014